Exhibit 99.1

VOX ANNOUNCES CLOSING OF US$7.26 MILLION UNDERWRITTEN PUBLIC OFFERING OF COMMON SHARES

TORONTO, CANADA - June 16, 2023 - Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce the closing of its previously announced primary underwritten public offering (the “Offering”) through a syndicate of underwriters (the “Underwriters”) co-led by Maxim Group LLC and BMO Capital Markets, who served as joint book-running managers for the Offering. In connection with the closing of the Offering, the Company issued 3,025,000 of its common shares (“Common Shares”) (not including the Common Shares that may be acquired upon exercise of the Over-Allotment Option (as defined below)) at a public offering price of US$2.40 per share, before deducting underwriting commissions, for total gross proceeds to the Company of approximately US$7.26 million, prior to deducting underwriting commissions and offering expenses payable by the Company.

The Company granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 453,750 Common Shares offered pursuant to the Offering on the same terms and conditions for a period of 30 days following and including the closing date of the Offering.

The net proceeds to the Company upon the closing of the Offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately US$6.19 million (assuming no exercise of the Over-Allotment Option). The Company intends to use the net proceeds from the Offering for future acquisitions of royalties and/or general working capital purposes.

The Common Shares sold in the Offering are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “VOXR”, and are conditionally approved for listing by the Toronto Stock Exchange (“TSX”) under the symbol “VOXR”. Listing of such Common Shares on the TSX will be subject to the fulfillment by the Company of the customary listing conditions of the TSX.

The Common Shares sold in the Offering were, and the Common Shares, if any, that may be sold upon exercise of the Over-Allotment Option will be, issued by means of written prospectuses and prospectus supplements that form part of Vox’s existing short form base shelf prospectus dated January 23, 2023, filed pursuant to the shelf prospectus procedures established by National Instrument 44-102 - Shelf Distributions and the requirements established by National Instrument 41-101 - General Prospectus Requirements and National Instrument 44-101 - Short Form Prospectus Distributions, and Vox’s U.S. registration statement on Form F-10, as amended (File No. 333-268011), filed with the United States Securities and Exchange Commission (the “SEC”). Final prospectus supplements and the accompanying prospectuses have been filed with the securities regulatory authorities in all provinces of Canada, other than Québec, pursuant to the Multijurisdictional Disclosure System, and with the SEC in the United States. Copies of these documents are available on the System for Electric Document Analysis and Retrieval website maintained by the Canadian Securities Administrators at www.sedar.com and the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of these prospectus supplements and the accompanying prospectuses may also be obtained from Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com, or BMO Capital Markets, in Canada at 9195 Torbram Road, Brampton, Ontario, L6S 6H2, Attn: Brampton Distribution Centre C/O The Data Group of Companies, by telephone at (905) 791-3151 (ext. 4312) or by email at torbramwarehouse@datagroup.ca or in the United States at 151 W 42nd Street, 32nd Floor, New York, NY 10036, Attn: Equity Syndicate Department, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

+1-345-815-3939

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, the exercise by the Underwriters of the Over-Allotment Option, the fulfillment of the listing conditions of the TSX, the use of the proceeds from the Offering and future royalty acquisition plans of Vox.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.